THE LGL GROUP, INC.
2525 Shader Road
Orlando, FL 32804

                                October 26, 2010

VIA EDGAR AND FACSIMILE

Martin James
Acting Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	The LGL Group, Inc.
Registration Statement on Form S-3
(Registration Number 333-169540)

Dear Mr. James:

The LGL Group, Inc. (the “Company”) hereby withdraws its request for acceleration of the effective date of the above-referenced Registration Statement made in the Company’s letter to the Securities and Exchange Commission dated October 25, 2010.

Very truly yours,

THE LGL GROUP, INC.

By:	/s/ R. LaDuane Clifton
R. LaDuane Clifton
Chief Accounting Officer